

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2022

Yanming Liu
Chief Executive Officer
Venus Acquisition Corporation
477 Madison
Avenue, 6th Floor
New York, NY 10022

> **Re: Venus Acquisition Corp**
> **Amendment No. 8 to Registration Statement on Form S-4**
> **Filed July 1, 2022**
> **File No. 333-257518**

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Our reference to a prior comment is to a comment in our June 29, 2022 letter.

Amendment No. 8 to Form S-4 filed July 1, 2022

General

1. Disclosure added in response to prior comment 2 states that the legal and operational risks associated with VIYI's operations in the PRC apply to its operations in Hong Kong <u>only to the extent applicable</u> (emphasis added). Please revise to explain the underlined qualifier or remove it.

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bill Huo, Esq.